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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           ALL-COMM MEDIA CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    016627101
                                 (CUSIP Number)

                               Israel A. Englander
                        111 Broadway, New York, NY 10006
                                  212-376-7158
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 23, 1996
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                    Schedule 13D
--------------------------------------------------------------------------------
CUSIP No.  016627101                    13D                   Page 2 of 10 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Israel A. Englander

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]

 6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                                    U.S.A.

                           7.       SOLE VOTING POWER
                                    82,630

                           8.       SHARED VOTING POWER
                                    -0-

                           9.       SOLE DISPOSITIVE POWER
                                    100,000

                           10.      SHARED DISPOSITIVE POWER
                                    -0-

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    182,630

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     2.21%

14.      TYPE OF REPORTING PERSON*

                                    IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                                              Page 3 of 10 Pages

         This statement constitutes Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on June 25, 1996 (the "Original Statement"), of Israel Englander. All defined terms hereunder have the meanings set forth in the Original Statement. This Amendment No. 1 reflects certain material changes in the information set forth in the Original Statement, as follows:

Item 5.  Interest in Securities of the Issuer.

         (a) Mr. Englander owns 82,630 shares of the Company's Common Stock and Warrants to purchase an additional 100,000 shares of Common Stock. Assuming that all Warrants were exercised and the total number of outstanding shares of the Company's Common Stock is 8,258,108 as of the date of this filing, the number of shares owned by Mr. Englander would represent approximately 2.21% of the total outstanding.

         (b) Mr. Englander has the sole power to vote and to dispose of all shares of Common Stock which he owns.

         (c) On December 23, 1996, Mr. Englander converted 200 shares of Series B Convertible Preferred Stock, including all outstanding accrued dividends, into 82,630 shares of Common Stock at $1.25 per share.

         (e) On December 23, 1996, Mr. Englander ceased to be the beneficial owner of more than 5% of the Company's Common Stock.

Item 7.  Material to be Filed as Exhibits.

         1.  Amended and Restated Series B Conversion Agreement.


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                                                              Page 4 of 10 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 1997


                                                      /s/ Israel A. Englander
                                                     --------------------------
                                                     Israel A. Englander


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                                                              Page 5 of 10 Pages

                                    EXHIBIT 1


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                                                              Page 6 of 10 Pages

               AMENDED AND RESTATED SERIES B CONVERSION AGREEMENT

                  Amended and Restated Series B Conversion Agreement dated as of December 23, 1996 among All-Comm Media Corporation (the "Company") and each of the Company's securityholders party hereto.

                  WHEREAS, the Company has issued and outstanding 6,200 shares of its Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock");

                  WHEREAS, the shares of Series B Preferred Stock are currently convertible into shares of the Company's common stock, par value $.01 per share (the "Common Stock"), in accordance with the certificate of designations for of the Series B Preferred Stock;

                  WHEREAS, the Company has filed a registration statement with the Securities and Exchange Commission for a proposed underwritten public offering (the "Offering") of shares of Common Stock and for the delayed offering of shares of Common Stock by certain delayed selling securityholders;

                  WHEREAS, the lead underwriter for the Offering has advised the Company that the existence of the current number of outstanding options, warrants or other rights convertible or exercisable for shares of the Common Stock could be detrimental to the Offering and to secondary trading in the Common Stock following consummation of the Offering;

                  WHEREAS, in support of the Offering, the holders of the Series B Preferred Stock would like to convert their shares of Series B Preferred Stock into shares of Common Stock;

                  WHEREAS, the undersigned holders of Series B Preferred Stock also hold Common Stock purchase warrants (the "Series B Warrants") originally issued with the Series B Preferred Stock and expect to derive significant benefit from the Offering;

                  WHEREAS, the parties hereto are parties to a Series B

Conversion Agreement dated as of November 20, 1996 (the "Old Agreement"); and

                  WHEREAS, the parties wish to amend and restate the Old Agreement to change the date of the consummation of the transactions contemplated thereby from immediately prior to the Offering to December 23, 1996;

                  NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, and receipt and sufficiency which are hereby acknowledged, the parties hereto


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agree as follows:

                                                              Page 7 of 10 Pages

                  1. Conversion of Series B Preferred Stock. On and as of the date hereof, each of the undersigned holders of Series B Preferred Stock will convert (i) all outstanding accrued dividends on the Series B Preferred Stock held by such person and (ii) all of the shares of Series B Preferred Stock held by such person, into shares of Common Stock in accordance with the certificate of designations for the Series B Preferred Stock. Notwithstanding such conversions, the Series B Warrants shall remain in full force and effect. The holders of the shares of Common Stock into which the Series B Preferred Stock was converted and of the Series B Warrants shall have the same registration rights as such holders had under the agreement dated June 7, 1996 between the Company and such holders with respect to the shares of Common Stock into which the Series B Preferred Stock was converted and the shares of Common Stock for which the Series B Warrants are exercisable.

                  2. Securities Law Matters. Each of the undersigned holders of Series B Preferred Stock severally acknowledges and agrees that: (a) the shares of Common Stock to be issued to it upon conversion of shares of Series B Preferred Stock have not been registered under the Securities Act of 1933, as amended (the "Securities Act"); (b) such shares may not be freely resold or transferred absent registration under the Securities Act or an exemption therefrom; (c) it is acquiring such shares for its own account for investment purposes only and not with a view towards the resale or distribution thereof;
(d) it may be required to hold such shares for an indefinite period; (e) certificates representing such shares may bear restrictive legends and the Company may instruct its transfer agent to place stop transfer orders with respect thereto; (f) it is an "accredited investor" within the meaning of Rule 501(a) of Regulation D under the Securities Act; and (g) it is aware that the Company is issuing such Common Stock in transactions exempt from the registration requirements of the Securities Act pursuant to Regulation D or other exemptions from registration.

                  3. Miscellaneous. This Agreement may not be modified except in a writing signed by or on behalf of all of the parties hereto. This Agreement constitutes the entire agreement of the parties with respect to the conversion of the outstanding shares of Series B Preferred Stock, and supersedes the Old

Agreement. This Agreement may be signed in one or more counterparts, all of which shall constitute a single original.


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                                                              Page 8 of 10 Pages

                  IN WITNESS WHEREOF, each of the undersigned has duly signed or caused this Amended and Restated Series B Conversion Agreement to be signed on its or their behalf as of this 23rd day of December, 1996.

                                              All-Comm Media Corporation

                                              By:
                                                       Name:
                                                       Title:

                                              ------------------------------
                                              Bryan I. Finkel

                                              ------------------------------
                                              Seth Antine

                                              ------------------------------
                                              Naomi Bodner

                                              ------------------------------
                                              Israel A. Englander - IRA
                                              F/B/O

                                              ------------------------------
                                              Laura Huberfeld

                                              -----------------------------
                                              Chanie Lerner

                                              ------------------------------
                                              Seth Fireman

                                             ------------------------------
                                              Rita Folger

                                              ------------------------------
                                              Fred Rudy

                                              ------------------------------
                                              Seymour Huberfeld


                                              ------------------------------
                                              Keren M.Y.C.B. Elias
                                              Foundation

                                              ------------------------------
                                              Malca Sand

                                              ------------------------------
                                              Erza Birnbaum

                                              ------------------------------
                                              Joshua Schwartz

                                              ------------------------------
                                              Jonathan Mayer

                                              ------------------------------
                                              Cong. Ahavas Tzd Okah V. Ches

                                              ------------------------------
                                              Yeshiva of Telshe Alumni

                                              ------------------------------
                                              Birdsall Corp N.V.

                                              ------------------------------
                                              Laura Huberfeld/Naomi Bodner

                                              ------------------------------
                                              Shekel Hakodesh

                                              ------------------------------
                                              Bais Kaila Torah Prep. HS
                                                 for Girls

                                              ------------------------------
                                              Namax Corp.

                                              ------------------------------
                                              Ohr Somayach Tanenbaum Educ.

                                              ------------------------------
                                              Moshe Muller

                                              ------------------------------
                                              Friends of Kiryat Meor Chaim

                                              ------------------------------

                                              The Nais Corp.

                                              ------------------------------
                                              Richard Stadtmauer

                                              ------------------------------
                                              Irwin Gross

                                              ------------------------------
                                              Charles Nebenzahl